Exhibit 99.6

***Unofficial English translation - For information purposes only ***

MDXHEALTH

Limited Liability Company

(Société anonyme)

CAP Business Center
Zone Industrielle des Hauts-Sarts
Rue d’Abhooz 31
4040 Herstal
Belgium

Registered with the Register of Legal Persons
VAT BE 0479.292.440 (RLP Liège, Section Liège)

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SPECIAL Report of the Board of Directors
in accordance with Article 7:199 OF the Belgian Companies AND ASSOCIATIONS Code
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1.	INTRODUCTION

This special report has been prepared by the board of directors of MDxHealth SA (the “Company”) in accordance with article 7:199 of the Belgian Companies and Associations Code (as amended from time to time) (the “Belgian Companies and Associations Code”). It relates to the proposal to renew the powers of the board of directors of the Company to increase the Company’s share capital within the framework of the authorized capital within the limits set out in this special board report, and sets out the circumstances in which the board of directors will be able to use its powers under the authorized capital and the purposes that it should pursue. This proposal shall be submitted to the extraordinary general shareholders’ meeting of the Company to be held before a notary public on May 28, 2026 (or on June 25, 2026, should the required attendance quorum not be reached at the first meeting).

2.	PROPOSAL TO RENEW THE AUTHORIZED CAPITAL

The current authorization to the board of directors to increase the share capital of the Company within the framework of the authorized capital was granted by the extraordinary general shareholders’ meeting held on June 30, 2023, and expires on July 7, 2028.

So far, the board of directors has used its powers under the current authorized capital on (i) October 20, 2023, by the issuance of 2,500,000 new shares for an aggregate amount of EUR 831,123.31 (all booked as share capital, without issue premium), (ii) September 27, 2024, by the issuance of 20,000,000 new shares for an aggregate amount of EUR 35,858,359.48 (all booked as share capital, without issue premium), (iii) October 29, 2024, by the issuance of 2,209,241 new shares for an aggregate amount of EUR 4,084,379.73 (all booked as share capital, without issue premium), and (iv) October 1, 2025, by the issuance of 1,867,186 new shares for an aggregate amount of EUR 3,866,208.91 (all booked as share capital, without issue premium). As a result, under the current authorized capital, the board of directors is still authorized to increase the Company’s share capital by an aggregate amount of EUR 118,831,558.15 (excluding issue premium, if any). Furthermore, on April 30, 2024, the board of directors also reserved a total amount of EUR 80,000,000.00 to proceed with capital increases within the framework of the authorized capital, subject to certain conditions. While this amount has not yet been utilized by the board of directors, taking into account a hypothetical capital increase for the full amount, under the current authorized capital, the board of directors would still be authorized to increase the Company’s share capital by a total amount of EUR 38,831,558.15 (excluding issue premium, if any).

In addition, under existing agreements and facilities, the Company may be required to issue additional new shares on an expedited basis, within the framework of the authorized capital, while the current authorized capital will expire in approximately two years from the date of this report (i.e., July 7, 2028).

In view of the above, in accordance with article 7:199 of the Belgian Companies and Associations Code, the board of directors proposes to the extraordinary general shareholders’ meeting of the Company to be authorized, for a period of five years as from the publication of such authorization in the Annexes to the Belgian Official Gazette, to increase the share capital of the Company in one or several times with a maximum amount of up to hundred percent (100%) of the share capital at the time of the general shareholders’ meeting approving the authorized capital.

It should be noted that the aforementioned authorization is not intended as a defense mechanism against a takeover bid as it does not authorize the board of directors to increase the share capital of the Company with restriction or cancellation of the preferential subscription right of the shareholders after the Financial Services and Markets Authority (FSMA) has notified the Company of a public takeover bid for the Company’s shares, subject to the provisions of article 7:202 of the Belgian Companies and Associations Code.

If approved by the shareholders, article 6 of the articles of association of the Company will read as follows (whereby the date referred to in the sub-section between square brackets shall be the date of the general shareholders’ meeting approving the renewed authorized capital, and the amount referred to in the sub-section between brackets shall be the amount of the Company’s share capital at the time of the general shareholders’ meeting approving the authorized capital):

“Article 6: Authorized capital

The board of directors is authorized to increase the share capital of the company on one or several occasions by a maximum aggregate amount of [100% of the company’s share capital at the time of the adoption of the new authorized capital].

The board of directors may increase the share capital by contributions in cash or in kind, by capitalization of reserves, whether available or unavailable for distribution, and capitalization of issue premiums, with or without the issuance of new shares, for no consideration or for consideration with an issue price below, at, or above the fractional value of the then existing shares, with or without voting rights, that will have the rights as will be determined by the board of directors. Subject to applicable law, the board of directors is also authorized to use this authorization for the issuance of convertible bonds or subscription rights, bonds with subscription rights or other securities.

This authorization is valid for a period of five years as from the date of publication in the Annexes to the Belgian Official Gazette of an extract of the minutes of the extraordinary general shareholders’ meeting of the company held on [date of the general shareholders’ meeting approving the authorized capital].

In the event of a capital increase decided by the board of directors within the framework of the authorized capital, all issue premiums booked, if any, will be accounted for in accordance with the provisions of these articles of association.

The board of directors is authorized, when exercising its powers within the framework of the authorized capital, to restrict or cancel, in the interest of the company, the preferential subscription rights of the shareholders. This restriction or cancellation of the preferential subscription rights can also be done in favor of members of the personnel of the company or of its subsidiaries, or in favor of one or more persons other than members of the personnel of the company or of its subsidiaries.

The board of directors is authorized, with the right of substitution, to amend the articles of association, after each capital increase that has occurred within the framework of the authorized capital, in order to bring them in conformity with the new situation of the share capital and the shares.”

3.	CIRCUMSTANCES AND PURPOSES FOR THE USE OT THE AUTHORIZED CAPITAL

The board of directors is of the opinion that the renewal of the authorized capital is necessary to meet the needs of the Company as a Nasdaq listed company.

In principle, changes to the share capital are decided by the Company’s general shareholders’ meeting. Such resolution by the general shareholders’ meeting must satisfy the quorum and majority requirements that apply to an amendment of the articles of association. This means that a shareholders’ resolution to increase the Company’s share capital is only passed provided that at least 50% of the share capital of the Company is present or represented at the general shareholders’ meeting, and provided that the resolution is approved by 75% of the votes cast at the meeting. In the event the required attendance quorum of 50% is not present or represented at the first meeting, a second meeting can be convened through a new notice, and the second general shareholders’ meeting may validly deliberate and decide regardless of the number of shares present or represented.

Subject to the same quorum and majority requirements for an increase of the share capital, the Company’s general shareholders’ meeting may also authorize the board of directors, within certain limits, to increase the Company’s share capital without further approval of the shareholders. This is the so-called authorized capital.

The technique of the authorized capital offers the board of directors a degree of flexibility and expedience that may be necessary to ensure optimal management of the Company and the financing of its operations. The prior disclosures, formalities and time windows to convene a general shareholders’ meeting and obtain a general shareholders’ meeting approval to effect a capital increase are detailed, numerous, and often cannot be reconciled with the speed with which market opportunities arise and disappear again. For example, the time to convene a general shareholders’ meeting (including a second meeting if the required attendance quorum of 50% of the shares is not reached at the first meeting) can take approximately one to two months for a U.S. listed company. During this period, market circumstances can change significantly. If the board of directors is not able to seize potential market opportunities that arise, this could be to the disadvantage of the Company. In addition, if market circumstances no longer allow for a capital increase at favorable conditions after a general shareholders’ meeting has been convened, this could also be to the disadvantage of the Company.

The board of directors intends to use the abovementioned powers under the authorized capital in circumstances where, in the interest of the Company, the convening of a general shareholders’ meeting would be undesirable or not appropriate. Such circumstances could for instance arise when:

●	it appears to be necessary to be able to respond quickly to certain market opportunities; or

●	there is a financing need, whereby the relevant market circumstances are not appropriate for convening a general shareholders’ meeting or for an offering or issuance to all shareholders; or

●	under existing agreements, facilities or instruments, the Company is required to issue shares on an expedited basis, irreconcilable with the formalities for convening an extraordinary general shareholders’ meeting; or

●	a prior convening of a general shareholders’ meeting would lead to an untimely announcement of the transaction, which could be to the disadvantage of the Company; or

●	the costs related to the convening of a general shareholders’ meeting are not in balance with the amount of the proposed capital increase; or

●	due to the urgency of the situation, it appears that a capital increase within the framework of the authorized capital is necessary in the interests of the Company.

The board of directors would be able to use its powers under the authorized capital to issue shares, share options, subscription rights, or other securities with disapplication of the preferential subscription right to the benefit of the members of the personnel of the Company or of its subsidiaries, or to the benefit of one or more specified persons other than members of the personnel of the Company or of its subsidiaries.

The board of directors would be able to use its powers under the authorized capital to raise capital, inter alia:

●	with a view to strengthening the share capital or net equity of the Company;

●	to attract possible new partners, or important shareholders, or specialist investors from one or several selected jurisdictions (in or outside Belgium or the United States) to the share capital structure of the Company;

●	to increase the liquidity in the trading of the Company’s shares;

●	to finance the existing business activities or new business initiatives of the Company and its subsidiaries;

●	to finance the future growth and development of the business activities of the Company and its subsidiaries;

●	to finance (in whole or in part) takeovers or acquisitions of companies, businesses or assets (such as, but not limited to, intellectual property rights), corporate partnerships, in-licensing deals or other types of mergers, partnerships or strategic alliances;

●	for share-based compensation plans for members of the personnel, consultants and other service providers of the Company and its subsidiaries (from time to time); and/or

●	for other general working capital purposes.

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[signature page follows]

Done on April 27, 2026.

On behalf of the board of directors,

	[Signed]		[Signed]
By:		By:
	Director		Director